Filed by Nanogen, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Epoch Biosciences, Inc.

Commission File No: 000-22170

NANOGEN SEEKING ADDITIONAL STOCKHOLDER VOTES FOR

DECEMBER 15, 2004 MEETING

SAN DIEGO, CA (December 14, 2004) – Nanogen, Inc. (Nasdaq: NGEN) announced today that it is continuing to seek votes or votes by proxy for its adjourned special stockholder meeting scheduled to reconvene on December 15, 2004 at 2 PM PST at its offices at 10398 Pacific Center Court, San Diego, California. The meeting is being held to vote on the issuance of shares of Nanogen common stock in connection with its proposed merger with Epoch Biosciences, Inc. and to amend the Nanogen certificate of incorporation allowing it to expand the number authorized shares. The company continues to receive overwhelming stockholder support. Of the proxies received by Nanogen, more than 90 percent of the shares are in favor of both proposals. However, the number of shares represented by proxy remains approximately 0.6 million votes shy of the necessary 16.7 million votes to increase the number of authorized shares of Nanogen common stock. Approval of the increase of authorized shares is necessary to complete the merger.

Nanogen stockholders as of October 26, 2004 who have not voted and wish to do so should contact the company’s proxy solicitor, Georgeson Shareholder at (800) 459-3121.

About Nanogen, Inc. (Pre-Merger)

Nanogen’s advanced diagnostics provide physicians and patients worldwide with sophisticated information to predict, diagnose and treat disease. Research and clinical reference labs use the highly accurate and reliable NanoChip® Molecular Biology Workstation, NanoChip® Electronic Microarrays and analyte specific reagents to develop tests to detect mutations associated with genetic diseases. The next generation instrument system, the NanoChip® 400, is expected to be available in 2005. Nanogen’s subsidiary SynX offers a line of point-of-care diagnostic tests and is building expertise in cardiac related health conditions. Nanogen’s ten years of pioneering research involving nanotechnology may also have future applications in medical diagnostics, biowarfare and other industries. For additional information please visit Nanogen’s website at www.nanogen.com.

Forward-Looking Statement

This press release contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements, including statements about the outcome of the special meeting of Nanogen, consummation of the pending merger of Nanogen and Epoch, future financial and operating results of the combined company and benefits of the pending merger, whether patents owned or licensed by Nanogen will be developed into products, whether the patents owned by Nanogen offer any protection against competitors with competing technologies, whether products under development can be successfully developed and commercialized, whether results reported by our customers or partners can be identically replicated, and other risks and uncertainties discussed under the caption “Factors That May Affect Results” and elsewhere in Nanogen’s Form 10-K or Form 10-Q most recently filed with the Securities and Exchange Commission. These forward-looking statements speak only as of the date hereof. Nanogen disclaims any intent or obligation to update these forward-looking statements.

In addition to the specific risks identified in the preceding paragraph, mergers involve a number of special risks, including diversion of management’s attention to the assimilation of the technology and personnel of acquired businesses, costs related to the merger and the integration of acquired products, technologies and employees into Nanogen’s business and product offerings. Achieving the anticipated benefits of the pending merger will depend, in part, upon whether the integration of the acquired products, technology, or employees is accomplished in an efficient and effective manner, and there can be no assurance that this will occur. The difficulties of such integration may be increased by the necessity of coordinating geographically disparate organizations, the complexity of the technologies being integrated, and the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. The inability of management to successfully integrate the business of the two companies, and any related diversion of management’s attention, could have a material adverse effect on the combined company’s business, operating results and financial condition.

The proxies held by Nanogen are revocable by the granting stockholders at any time prior to voting at the special meetings. Revocations of proxies by Nanogen stockholders could materially impact the ability of Nanogen to establish a quorum and obtain approval of its proposals.

Additional Information about the Merger and Where to Find It

In connection with the merger of Nanogen and Epoch, Nanogen has filed a registration statement on Form S-4, as amended on October 26, 2004, which includes a prospectus of Nanogen and a joint proxy statement for each of Nanogen’s and Epoch’s special stockholder meetings, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, prospectus and joint proxy statement because they contain important information about the proposed merger. Investors and security holders may obtain a free copy of the registration statement, prospectus and joint proxy statement and other documents filed by Nanogen and Epoch with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at http://www.sec.gov. Free copies of the registration statement, prospectus and joint proxy statement and other documents filed by Nanogen with the Securities and Exchange Commission may also be obtained from Nanogen by directing a request to Nanogen, Attention: Larry Respess, Secretary, 858-410-4600. Free copies of the joint proxy statement and other documents filed by Epoch with the Securities and Exchange Commission may also be obtained from Epoch by directing a request to Epoch, Attention: Bert Hogue, Chief Financial Officer, 425-482-5555.

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Nanogen Contacts:
Robert Saltmarsh	Pam Lord, Atkins + Associates
VP Corporate Development	Media & Investor Relations
858-410-4600	858-527-3494
rsaltmarsh@nanogen.com	plord@irpr.com